Exhibit 4.1

Stock Option Agreement

Pursuant to RenovaCare, Inc.’s 2013 Long Term Incentive Plan

THIS STOCK OPTION AGREEMENT dated as of the 30th day of July, 2020 between RenovaCare, Inc., a Nevada Corporation having an office at 4 Becker Farm Road, Suite 105, Roseland, NJ 07068 (the “Company”), and Lydia M. Evans, MD, an individual residing in the State of New York (the “Participant”).

The Participant is a director of the Company (the “Company Relationship”) as of August 1, 2020.

In connection with the Participant’s Company Relationship, the Company desires to grant to Participant certain stock options, on the terms and conditions hereinafter set forth.

Accordingly, in consideration of the mutual promises and covenants made herein and the mutual benefits to be derived here from, the parties hereto agree as follows:

1.   Option Information.

(a) Grant Date of Option:	July 30, 2020 (the “Grant Date”)

(b) Effective Date:	August 1, 2020

(c) Participant:	Lydia M. Evans, MD

(d) Number of Shares:	20,000 shares of the Company’s Stock (as defined below)

(e) Exercise Price Per Share:	$3.19 (closing price on July 30, 2020)

(f) Term of Option:	six (6) years

2.   Acknowledgements.

(a)  Participant is a member of the Company’s Board of Directors (the “Board” which term may include an authorized committee of the Board of Directors). Participant was appointed to the Board pursuant to an Offer Letter dated July 13, 2020 (the “Offer Letter).

(b) Pursuant to the terms of the Offer Letter, the Company agreed to issue Participant a stock option to purchase, in the aggregate, up to 20,000 shares of Stock (as defined below) subject to, among other things, certain terms and conditions set forth in the Offer Letter, which terms and conditions Participant acknowledges and agrees have been included in this Agreement.

(c)  Accordingly, the Board has authorized and granted to Participant a non-statutory stock option (“Option”), pursuant to the Company’s 2013 Long Term Incentive Plan (the “Plan”), to purchase shares of common stock of the Company (“Stock”) upon the terms and conditions hereinafter stated and pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”).

3.   Shares; Price.  The Company hereby grants to Participant the right to purchase, upon and subject to the terms and conditions herein stated, the number of shares of Stock set forth in Section 1(d) above (the “Shares”) for cash or other consideration set forth below at the price per Share set forth in Section 1(e) above (the “Per Share Exercise Price”), such price being the fair market value per share of the Shares covered by this Option as of the date hereof.

1

4.   Term of Option.  The term of the Option (the “Term”) shall commence on the Effective Date, and shall expire, and all rights hereunder to purchase the Shares shall terminate, on August 1, 2026 (the “Option Expiration Date”). Nothing contained herein shall be construed to interfere in any way with the right of the Company to terminate Participant as a consultant to the Company or remove him as a member of the Board, or to increase or decrease the compensation paid to Participant from the rate in effect as of the date hereof.

5.   Vesting and Acceleration.

5.1 Vesting. Subject to remaining a director of the Company through the following dates, the Option shall become vested and exercisable as follows:

Vesting Date	Number of Shares Vesting and as to Which This Option is Exercisable
August 1, 2020	10,000
August 1, 2021	10,000

Except as otherwise specifically provided herein, upon the termination of the Company Relationship that portion of the Option that is not vested as of such date, subject to and in accordance with the provisions of this Section 5, shall cease vesting and terminate immediately.

5.2 Acceleration upon Change in Control. Anything in this Agreement to the contrary notwithstanding, in the event that, following a Change of Control (as defined below), the Company Relationship is terminated prior to the 1st anniversary of Grant Date, then all unvested stock option hereunder, regardless of date or condition of vesting, shall vest as of the date of such termination. If, upon the Change of Control, (i) the Company shall cease to be a stand-alone publicly traded entity, or (ii) the acquiring entity is unwilling to assume the equity in an economically equivalent manner, then in either event, all equity shall be deemed to have vested two (2) days prior to the Change of Control, but only if such Change of Control shall actually be consummated.

For the purposes this Agreement, “Change of Control” shall mean:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than any individual, entity or group which, as of the date of this Agreement, beneficially owns more than ten percent (10%) of the then outstanding shares of common stock of the Company (the “Stock ”), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of the then outstanding Stock ; provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of fifty percent (50%) or more of outstanding Stock shall not constitute a Change of Control, and provided, further, that any acquisition by an entity with respect to which, following such acquisition, more than fifty percent (50%) of the then outstanding equity interests of such entity, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the outstanding Stock immediately prior to such acquisition of the outstanding Stock , shall not constitute a Change in Control; or

(ii) the consummation of a reorganization, merger or consolidation (any of the foregoing, a “Merger”), in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the outstanding Stock immediately prior to such Merger do not, following such Merger, beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock of the corporation resulting from Merger; or

(iii) the sale or other disposition of all or substantially all of the assets of the Company, excluding (1) a sale or other disposition of assets to a subsidiary of the Company; and (2) a sale or other disposition of assets to any individual, entity or group which, as of the date of this Agreement, beneficially owns more than ten percent (10%) of the then outstanding Stock .

2

6.        Exercise of the Option; Payment.

6.1 Exercise. The portion of the Option as to which the Participant is vested shall be exercisable by delivery to the Company of a written or electronic notice, substantially in the form of Exhibit A hereto(the “Exercise Notice”), stating the number of whole shares to be purchased pursuant to this Agreement and accompanied by payment of the full purchase price for all of the Shares to be purchased (the “Aggregate Purchase Price”). Fractional share interests, if any, shall be disregarded.

6.2 Payment of Purchase Price.

6.2.1 The Aggregate Purchase Price of the Shares being purchased shall be paid:

(i) in cash or by certified check or bank draft payable to the order of the Company; or

(ii) to the extent permitted by applicable law, through a broker-assisted cashless exercise by delivering, along with a properly executed exercise notice to the Company, a copy of irrevocable instructions to a broker to deliver promptly to the Company the aggregate exercise price and, if requested by the Participant, the amount of any applicable federal, state, local or foreign withholding taxes required to be withheld by the Company, provided, however, that such exercise may be implemented solely under a program or arrangement established and approved by the Company with a brokerage firm selected by the Company;

(iii) at any time prior to the Company’s listing of any of its securities for trading on a “national stock exchange,” pursuant to “a net issue” or “cashless” exercise pursuant to Section 6.2.2 below; or,

(iv) by any other method approved by the Board or its Compensation Committee, if any, or

(v) by a combination of the foregoing.

6.2.2 Subject to the provisions of Section 6.2.1 above, in lieu of exercising the Option pursuant to Section 6.2.1 (i) and (ii) above the Participant may elect to receive Option Shares equal to the value of the Option (or portion thereof being exercised) by delivery of the Exercise Notice together with this Agreement to the Company, in which event the Company shall issue to the Participant a number of Option Shares computed using the following formula:

Y (A-B)

X = ———————

A

Where:

X =        the number of the Option Shares to be issued to the Participant;

Y = the number of the vested Option Shares purchasable under this Option or if only a portion of this Option is being exercise, the portion being exercised;

A = the fair market value of one share of the Company’s common stock on the date prior to the date of exercise; and

B =        the per share Exercise Price (as adjusted to the date of such calculation).

For purposes of this Section 6.2.2, the “per share fair market value” of the Option Shares shall mean:

(i) If the Company’s Stock is publicly traded, the per share fair market value of the Warrant Shares shall be the closing price of the Stock as quoted on the OTC Market Group’s Pink Sheets, or on such other exchange or trading platform on which the Company’s Stock may then be listed or quoted for trading, on the trading day immediately preceding the date of exercise;

3

(ii) If the Company’s Stock is not so publicly traded, the per share fair market value of the Option Shares shall be such fair market value as is determined in good faith by the Board of Directors of the Company after taking into consideration factors it deems appropriate, including, without limitation, recent sale and offer prices of the capital stock of the Company in private transactions negotiated at arm’s length.

7. Termination of the Company Relationship.

7.1 Termination Due to Death or Disability. If prior to the Option Expiration Date the Company Relationship is terminated as a result of Participant’s death or Disability (as defined below) this Option, to the extent vested, shall be exercisable, within the period of one year following the date of death or Disability of Participant, by Participant (or in the case of death by an authorized transferee); provided, however,  this Option shall be exercisable only to the extent that this Option was exercisable by Participant on the date of his death or Disability, and further provided that this Option shall not be exercisable after the Option Expiration Date. There shall be no further vesting of the Option following the date of Participant’s death or Disability. For purposes of this Agreement, “Permanent Disability” shall mean the inability of the Employee to perform the essential functions of one or more of his primary duties as a result of his incapacity, despite any reasonable accommodation required by law, due to bodily injury or disease or any other mental or physical illness, which inability continues for a period of sixty (60) Business Days, which need not be consecutive, within any three hundred sixty five (365) day period. A “Business Day” shall mean any day other than weekends and US federal holidays.

7.2 Termination for Cause. If the Company Relationship is terminated by the Company for Cause (as defined below), the right to exercise this Option to the extent vested, shall terminate immediately upon the effective date of such termination by the Company; and, there shall be no further vesting of the Option following the effective date of the termination of the Company Relationship.

7.3 Termination for Good Reason. If the Company Relationship is terminated by Participant for Good Reason (as defined below), the unvested portion of the Option shall vest and, to the extent vested, shall be exercisable, within the period of one year following the effective date of the termination of the Company Relationship by Participant; provided, however,  in no event shall this option be exercisable after the Option Expiration Date. For purposes of this Agreement, Good Reason shall mean the material breach of the Offer Letter by the Company which breach is not cured by the Company within 30 Business Days following its receipt of written notice from Participant of such breach.

7.4 Termination Without Good Reason or for No Reason. If, the Company Relationship is terminated by Participant without Good Reason or for no reason, to the extent vested, the Option shall be exercisable, within the period of one year following the effective date of the termination of the Company Relationship by Participant; The Option shall not be exercisable after the Option Expiration Date; and, there shall be no further vesting of the Option following the effective date of the termination of the Company Relationship.

7.5 Cause. For purposes of this Agreement, “Cause” shall mean:

“Cause” shall mean:

(i) Participant’s breach of her fiduciary duties to the Company under applicable law;

(ii) the commission of any act of fraud, misappropriation, embezzlement or similar dishonest or wrongful act by Participant including, without limitation, any violation of the Sarbanes-Oxley Act, the United States securities laws or similar laws or legal standards applicable to Participant’s performance of her duties to the Company;

(iii) Participant’s abuse of alcohol, prescription drugs or any substance which materially interferes with Consultant’s ability to fulfill her responsibilities on behalf of the Company;

(iv) Participant’s violation of any laws, agreements or Company policies or codes prohibiting engagement discrimination, harassment, conflicts of interest, retaliation;

4

(v) Participant’s material breach of this Agreement; or

(vi) Participant’s commission of, conviction for, or plea of guilty or nolo contendere to, a felony.

8.        Non-transferability of the Option. The Option is non-transferable by the Participant other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and the Option may be exercised, during the lifetime of the Participant, only by the Participant or by the Participant’s guardian or legal representative or any transferee described above.

9.        Tax Matters.

9.1 The Option is intended to be a Non-statutory Option and shall not be treated as an incentive stock option within the meaning of Section 422(b) of the Code.

9.2 At the time the Option is exercised, in whole or in part, or at any time thereafter as requested by the Company, the Participant hereby authorizes withholding from payroll and any other amounts payable to the Participant, and otherwise agrees to make adequate provision for (including by means of a Cashless Exercise to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company, if any, which arise in connection with the Option, including, without limitation, obligations arising upon (i) the exercise, in whole or in part, of the Option, (ii) the transfer, in whole or in part, of any shares acquired upon exercise of the Option, (iii) the operation of any law or regulation providing for the imputation of interest, or (iv) the lapsing of any restriction with respect to any shares acquired upon exercise of the Option. The Participant is cautioned that the Option is not exercisable unless the tax withholding obligations of the Company are satisfied. Accordingly, the Participant may not be able to exercise the Option when desired even though the Option is vested, and the Company shall have no obligation to issue a certificate for such shares or release such shares from any escrow provided for herein.

9.3 The Participant should consult with a tax advisor before exercising the Option or disposing of the Shares to obtain advice as to the consequences of such exercise or disposition.

10.        Rights as a Stockholder. A Participant or a transferee of the Option shall have no rights as a stockholder with respect to any Shares covered by such Option until the date when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date a stock certificate is issued, except as provided in the Plan.

11.       Adjustment in the Event of Change in Stock. In accordance with Article 12 of the Plan, in the event of any change in Corporate capitalization (including, but not limited to, a change in the number of shares of Stock outstanding), and the number and kind of shares subject to the Option and/or the exercise price per share will be adjusted. The determination of the Board or a duly appointed Compensation Committee thereof regarding any adjustment will be final and conclusive.

12.        No Guarantee of Continued Service. Nothing in the Plan or this Agreement shall confer on Participant any right to continue as a director of, or other relationship with, the Company or any Parent or Subsidiary of the Company, or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant’s employment or other relationship at any time, with or without Cause.

13.        Other Restrictions.

13.1       Board Discretionary Action. The exercise of the Option shall be subject to the requirement that, if at any time the Board or its Compensation Committee, if any, shall determine that (i) the listing, registration or qualification of the shares of Stock subject or related thereto upon any securities exchange or under any state or federal law, or (ii) the consent or approval of any government regulatory body or (iii) an agreement by the Participant with respect to the disposition of shares of Stock is necessary or desirable as a condition of, or in connection with, such exercise or the delivery or purchase of shares pursuant thereto, then in any such event, such exercise shall not be effective unless such listing, registration, qualification, consent, or approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board or its Compensation Committee, if any.

5

13.2       Restrictions on Grant of the Option and Issuance of Shares. The grant of the Option and the issuance of shares of Stock upon exercise of the Option shall be subject to compliance with all applicable requirements of federal, state or foreign law with respect to such securities. The Option may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. THE OPTIONEE IS CAUTIONED THAT THE STOCK OPTION MAY NOT BE EXERCISED UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THE OPTION WHEN DESIRED EVEN THOUGH THE STOCK OPTION IS VESTED. Questions concerning this restriction should be directed to the Company’s General Corporate Counsel or the Chief Financial Officer of the Company. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Option shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of the Option, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

13.3       Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates representing shares of stock subject to the provisions of this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to the Option in the possession of the Participant in order to carry out the provisions of this Section. The Company may, but will in no event be obligated to, register any securities issuable upon the exercise of all or any portion of the Option pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended) or to take any other affirmative action in order to cause the exercise of the Option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority. The certificates representing shares issued to Participant hereunder shall bear such legends as Company determines appropriate referring to restrictions on the transfer of such shares imposed by this Agreement and such other legends as are required or appropriate under applicable law.

13.4 Trading Restrictions. The Company may establish periods from time to time during which the Participant’s ability to engage in transactions involving the Company’s stock is subject to specific restrictions (“Restricted Periods”). Notwithstanding any other provisions herein, the Participant may not exercise Option s during an applicable Restricted Period unless such exercise is specifically permitted by the Company (in its sole discretion). The Participant may be subject to a Restricted Period for any reason that the Company determines appropriate, including, Restricted Periods generally applicable to employees or groups of employees or Restricted Periods applicable to the Participant during an investigation of allegations of misconduct or conduct detrimental to the Company by the Participant.

14.        Notices.

14.1       Any notice or other communication required or permitted pursuant to this Agreement shall be in writing and addressed as follows:

If to the Company:

RenovaCare, Inc.

4 Becker Farm Road

Suite 105

Roseland, NJ 07068

Attention: Alan L. Rubino, President and Chief Executive Officer

Email Address: arubino@renovacareinc.com

6

If to the Participant, to the address set forth on the signature page to this Agreement;

or, to such other address or facsimile number as any Party shall have furnished to the other in writing in accordance with this Section 14.

14.2       Notices sent in accordance with this Section shall be deemed effectively given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (in each case, with confirmation of transmission), if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

15.        Effect of Agreement. Except as otherwise provided hereunder, this Agreement shall be binding upon and shall inure to the benefit of any successor or successors of the Company, and to any transferee or successor of the Participant pursuant to Section 8.

16.        Severability. The invalidity or enforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If the final judgment of a court of competent jurisdiction declares that any provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power, and is hereby directed, to reduce the scope, duration or area of the provision, to delete specific words or phrases and to replace any invalid or unenforceable provision with a provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision and this Agreement shall be enforceable as so modified.

17.        Conflicts and Interpretation. This Agreement is subject to all the terms, conditions and provisions of the Plan. In the event of any conflict between this Agreement and the Plan, the Plan shall control. In the event of any ambiguity in this Agreement, any term which is not defined in this Agreement, or any matters as to which this Agreement is silent, the Plan shall govern including, without limitation, the provisions thereof pursuant to which the Board or its Compensation Committee, if any has the power, among others, to (i) interpret the Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Plan and (iii) make all other determinations deemed necessary or advisable for the administration of the Plan.

18.        Amendment. This Agreement may not be modified, amended or waived except by an instrument in writing signed by both parties hereto. The waiver by either party of compliance with any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

19.        Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature.

20.       Data Privacy Consent. As a condition of the grant of the Shares, Participant consents to the collection, use and transfer of personal data as described in this Section 20. Participant understands that the Company and its Subsidiaries hold certain personal information about Participant including Participant’s name, home address and telephone number, date of birth, social security number, salary, nationality, job title, ownership interests or directorships held in the Company or its Subsidiaries, and details of all stock options or other equity awards or other entitlements to shares of common stock awarded, cancelled, exercised, vested or unvested (“Data”). Participant further understand that the Company and its Subsidiaries will transfer Data amongst themselves as necessary for the purposes of implementation, administration and management of Participant’s participation in the Plan, and that the Company and any of its Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. Participant understands that these recipients may be located in the United States or elsewhere. You authorize them to receive, possess, use, retain and transfer such Data as may be required for the administration of the Plan or the subsequent holding of shares of common stock on Participant’s behalf, in electronic or other form, for the purposes of implementing, administering and managing Participant’s participation in the Plan, including any requisite transfer to a broker or other third party with whom Participant may elect to deposit any shares of common stock acquired under the Plan. Participant understands that Participant may, at any time, view such Data or require any necessary amendments to it.

7

21.        Other Agreements. Nothing in this Agreement alters, amends, supersedes, or modifies any other agreements, or contractual provisions of other agreements, between the Participant and the Company (including but not limited to consulting agreements, nondisclosure agreements or restrictive covenants), all such other agreements being wholly separate and apart from this Agreement.

22.  Interpretation. For purposes of this Agreement, (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Sections, Exhibits and Schedules refer to the Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Any Exhibits or Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of Sections herein are included solely for convenience of reference and shall not affect the meaning or interpretation of any of the provisions of this Agreement.

23.        Laws Applicable to Construction. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Nevada without reference to principles of conflict of laws, as applied to contracts executed in and performed wholly within the State of Nevada.

[SIGNATURE PAGE FOLLOWS]

8

IN WITNESS WHEREOF, the Company and the Participant have executed and delivered this Agreement effective as of the date first above written.

RENOVACARE, INC.

BY: /s/Alan L. Rubino

Name: Alan L. Rubino

Title: President and Chief Executive Officer

Participant

BY: /s/Lydia M. Evans, MD

Name: Lydia M. Evans, MD

1

Exhibit A

To the Option Agreement Dated as of ▲

Between

RenovaCare, Inc. and Lydia Evans

Form of Notice of Exercise of Option

__________

 RenovaCare, Inc.

4 Becker Farm Road

Suite 105

Roseland, NJ 07068

Attention: Alan L. Rubino, President and Chief Executive Officer

Re: Notice of Exercise of Stock Option

This letter constitutes an unconditional and irrevocable notice that I hereby exercise [all] [a portion] of the Option (s) granted to me by RenovaCare, Inc., a Nevada corporation (the “Company”) on _____________ (“date of grant” at a fair market value of US$ _______ per Share (equal to the closing price of the Shares of Stock of the Company on the date of grant). Pursuant to the terms of such Option (s), I wish to purchase _______________ Shares of the Stock covered by such Option (s) at the Exercise Price(s) of US$ ______ per Share or $________________in the aggregate. Payment being made as follows pursuant to (check as appropriate):

{ }Section 3(b)(i);

{ }Section 3(b)(ii);

{ }Section 3(b)(iii) and (c); or

{ }Section 3(b)(iv)

of the Stock Option Agreement dated as of __________________ between me and the Company and calculated as follows (and subject to the Company’s confirmation):

These Shares should be delivered as follows:

Name:

Address:

Social Security Number:

I represent that I will not dispose of such Shares in any manner that would involve a violation of applicable securities laws.

Dated:	By:

Name:

Email:

Phone:

2